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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68474

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CVCapital Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM 1.0. NO.

2735 Sand Hill Road, Suite 225

(No. and Street)

Menlo Park   CA   94025

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helene Berson   415-203-3960

(Area Code -Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries

(Name – if individual, state last, first, middle name)

4601 DTC Parkway, Suite 700   Denver   CO   80237

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Helene Berson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CVCapital Securities, LLC**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____
Signature

_____
FINOP
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page

- ☑ (b) Statement of Financial Condition.

- ☑ (c) Statement of Income (Loss).

- ☑ (d) Statement of Cash Flows.

- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.

- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.

- ☐ (m) A copy of the SIPC Supplemental Report.

- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of: California)

County of: Marin)

On __February 19 2021__ before me, ___Frank P. Tabacca, Notary Public_____
　　　　　Date　　　　　　　　　　　　　　*Here Insert Name and Title of the Officer*

personally appeared_____Helene_Berson_____
　　　　　　　　　　　　　　　　　Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

FRANK P. TABACCA
Notary Public - California
Marin County
Commission # 2255685
My Comm. Expires Sep 21, 2022

Signature_____

Signature of Notary Public

　　　　　　Place Notary Seal Above
————————————————— *OPTIONAL* —————————————————
Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document:___*AUDITED REPORT*___ Document Date:_____
Number of Pages: / 　Signer(s) Other Than Named Above:_____

Capacity(ies) Claimed by Signer(s)

Signer's Name:_____
☐　Corporate Officer —Title(s):_____
☐ Partner — ☐Limited ☐General
☐ Individual　　☐ Attorney in Fact
☐ Trustee　　☐ Guardian or Conservator
☐ Other:_____
Signer is Representing:_____

Signer's Name:_____
☐ Corporate Officer — Title(s):_____
☐ Partner — ☐ Limited ☐ General
☐ Individual　　☐ Attorney in Fact
☐ Trustee　　☐ Guardian or Conservator
☐ Other:_____
Signer Is Representing:_____



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CVCapital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CVCapital Securities, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as CVCapital Securities, LLC's auditor since 2018.

Denver, Colorado
February 11, 2021

CVCapital Securities, LLC
Statement of Financial Condition
December 31,2020

ASSETS

Cash	$	225,302
BD license		31,745
Prepaid expense and other		3,022
Total assets	$	260,069

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	15,566
Deferred income		100,000
Total liabilities		115,566
Member's Equity		144,503
Total liabilities and member's equity	$	260,069

The footnotes are an integral part of the financial statements.

CVCapital Securities, LLC
Statement of Operations
For the year ended December 31, 2020

Revenue

Advisory fees	$ 71,294
Interest	685
Total Income	71,979

Expenses

Administrative (related party)	257,194
Rent (related party)	147,776
Professional Fees	60,100
Travel (related party)	28,800
Commissions	12,500
Regulatory Dues and Fees	9,510
Business Taxes	3,300
Other Expenses	3,105
Total Expenses	522,285
Net Loss	$ (450,306)

The footnotes are an integral part of the financial statements.

4

CVCapital Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31,2020

Beginning of Period	$ 594,809
Contributions	0
Distributions	0
Net Loss	(450,306)
End of Period	$ 144,503

The footnotes are an integral part of the financial statements.

CVCapital Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:

Net loss	$	(450,306)
Change in operating assets and liabilities:		
Prepaid expense and other assets		(3,022)
Accounts payable		(6,357)
Commissions payable		(64,237)
Deferred income		100,000
Net cash used by operating activities		(423,922)
Cash flows from financing activities:		
Distributions		0
Net cash used by financing activities		0
Net decrease in cash		(423,922)
Cash, beginning of year		649,224
Cash, end of year	$	225,302

Supplemental information:

The footnotes are an integral part of the financial statements.

NOTE -1 SUMMARY OF SIGNIFCANT ORGANIZATION AND ACCOUNTING POLICIES

The accounting principles followed by CVCapital Securities, LLC ("Company") and the methods of applying those principles that materially affect the determination of its financial position, results of operations and cash flows are summarized as follows:

Organization

On July 21, 2014, CVCapital US, ("the Parent Company") a California limited liability company acquired Reliquid Capital Network, LLC. The company was granted continuing membership with FINRA on March 18, 2015. On April 13, 2015 the Company filed for a California limited liability company. The Company has adopted a calendar year end.

Description of Business

The Company, located in Menlo Park, California, is a broker and dealer in securities and is registered with the Securities and Exchange Commission ("SEC").

The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company does not hold customer funds or safe keep customer securities. For the year ended December 31, 2020, the Company is not exempt from the provision of Rule 15c3-3. The Company is relying on Footnote 74 to SEC Release 34-70073.

The Company provides financial advisory and consulting services for mergers, acquisitions, divestitures, private placements of debt and equity in addition to valuation services and analysis.

Transaction fees related to mergers acquisition, finders and financing fees are recognized upon closing of the related transaction. Advisory income is recognized as services are provided. Interest income is recognized when earned.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission and consulting fee revenues are recognized by the Company when the services are completed and earned.

Accounts Receivable

Effective January 1, 2020, The Company adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of our receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. At December 31, 2020 the Company had no accounts receivable. The adoption of the standard did not have a material impact on the Company's Financial Statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Business Concentration

The Company earned revenue from two major customers that accounted for one hundred percent of their success fee.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expense during the reporting period. Actual results could differ from management estimates.

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership by the Internal Revenue Service. As such, the Company does not record a provision for income taxes because its members report their share of the Company's income or loss on their income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. States. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of any changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize on the balance sheet a right-of-use asset and a lease liability for most lease arrangements with a term greater than one year. The new standard also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018. Early adoption is permitted. The amendments in this update should be applied using a modified retrospective approach. The application of this standard did not have a material effect to the company's financial statements. The company shares office space with its parent company and its share of the office rent is covered by the expense-sharing agreement.

NOTE 2 – MEMBERS' CAPITAL

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

NOTE 3-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or distribution paid. At December 31, 2020, the Company had regulatory net capital of $109,736 which was $102,032 above the minimum requirement of $7,704.

NOTE 4-RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent Company. Under this agreement, the Company pays its Parent for Rent, Administrative and Travel expenses provided at an agreed upon monthly amount subject to changes. For the year ended, December 31, 2020, the amount paid to the Parent was $433,770, and is reported as rent, travel, and administrative expenses in the statement of income.

NOTE 5-COMMITMENTS AND CONTINGENCIES

CVCapitalSecurities, LLC does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 6 – RISK AND UNCERTAINTIES

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advise. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

NOTE 7-SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from January 1,2020 through the date that the financial statements were issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.

CVCapital Securities, LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
And Reconciliation of Net Capital Pursuant to SEC Rule 17a5(d)(4)
As of December 31, 2020

Net Capital:

Total Member's Equity		$144,503
Less: Non-Allowable Assets:		
Prepaid expense and other		3,022
BD license		31,745
Total Non-Allowable Assets		34,767
Net Capital		**109,736**
Aggregate Indebtedness (AI):		
Accounts payable	15,566	
Deferred income	100,000	
Total Aggregate Indebtedness		115,566
Computation of basic net capital requirement, greater of:		
Minimum net capital required (6 2/3% of AI)		7,704
Minimum dollar requirement		5,000
Excess Net Capital		$ 102,032
Percentage of Aggregate Indebtedness to Net Capital		105.31%

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2020 included in the Company's unaudited Form X-17A-5, Part IIA.

CVCAPITAL SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

For the year ended December 31, 2020, the Company is not exempt from the provision of Rule 15c3-3. The Company is relying on Footnote 74 to SEC Release 34-70073. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CVCapital Securities, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) CVCapital Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period from January 1, 2020 through September 24, 2020 without exception and the company's compliance with Footnote 74 of SEC Release 34-70073 in which (1) Company identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the period from September 25, 2020 through December 31, 2020 without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
February 11, 2021



CVCAPITAL SECURITIES, LLC

EXEMPTION REPORT REQIRED BY RULE 1 7a-5, 17 C.F.R.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2020

CVCapital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) for the period January 1, 2020 through September 24, 2020.

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the period January 1, 2020 through September 24, 2020 without exception.

We identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. §240.15c3-3. The Company met the identified provisions of Footnote 74 for the period September 25, 2020 through December 31, 2020 without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

The Company hereby affirms that, to the best of its knowledge and belief, this Exemption Report is true and correct.

CVCapital Securities, LLC

Helene Berson

By:

Name: Helene Berson

Title: Financial and Operations Principle

Dated: February 4, 2021

CVCapital Securities, LLC
Table of Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statement of Financial Condition   3

Statement of Operations   4

Statement of Changes in Member's Equity   5

Statement of Cash Flows   6

Notes to Financial Statements   7-9

Supplemental Information

Schedule I- Computation of Net Capital Pursuant to SEC Rule 15c3-1   10

Schedule II- Report of Independent Registered Public Accounting Firm on the Company's
Exemption Report including Management's Statement   11-13